Unified

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (2650)	3,393.01
Total Bank Accounts	**$3,393.01**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-2,115.40
Total Other Current Assets	**$ -2,115.40**
Total Current Assets	**$1,277.61**
TOTAL ASSETS	**$1,277.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card (3538)	23,956.37
Total Credit Cards	**$23,956.37**
Total Current Liabilities	**$23,956.37**
Long-Term Liabilities	
Benefits Liabilities	25,626.65
Total Long-Term Liabilities	**$25,626.65**
Total Liabilities	**$49,583.02**
Equity	
Owner's Investment	2,723,841.23
Retained Earnings	-1,739,797.84
Net Income	-1,032,348.80
Total Equity	**$ -48,305.41**
TOTAL LIABILITIES AND EQUITY	**$1,277.61**

Unified

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	
Event Sales	1,259.27
Total Sales	**1,259.27**
Total Income	**$1,259.27**
Cost of Goods Sold	
Cost of Goods Sold	0.64
Supplies & Materials - COGS	67,895.57
Total Cost of Goods Sold	**$67,896.21**
GROSS PROFIT	**$ -66,636.94**
Expenses	
Advertising & Marketing	43,214.76
Bank Charges & Fees	946.60
Contractors	127,980.00
Data	1,082.50
Insurance	48,619.74
Legal & Professional Services	25,233.84
Meals & Entertainment	1,479.60
Office Supplies & Software	29,809.31
Payroll Expenses	593,471.49
Reimbursable Expenses	20,090.71
Rent & Lease	15,896.85
Taxes & Licenses	45,841.25
Travel	11,995.21
Total Expenses	**$965,661.86**
NET OPERATING INCOME	**$ -1,032,298.80**
Other Expenses	
Other Miscellaneous Expense	50.00
Total Other Expenses	**$50.00**
NET OTHER INCOME	**$ -50.00**
NET INCOME	**$ -1,032,348.80**

Unified

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,032,348.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	2,115.40
Credit Card (3538)	19,920.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,035.62**
Net cash provided by operating activities	**$ -1,010,313.18**
FINANCING ACTIVITIES	
Benefits Liabilities	25,626.65
Owner's Investment	971,349.25
Net cash provided by financing activities	**$996,975.90**
NET CASH INCREASE FOR PERIOD	**$ -13,337.28**
Cash at beginning of period	16,730.29
CASH AT END OF PERIOD	**$3,393.01**